SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ------------------

                                   FORM 6-K

                               ------------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For April 4, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
           --------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

           --------------------------------------------------------






 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

CNOOC Limited

                               [GRAPHIC OMITTED]

                                 CNOOC LIMITED
                         [CHINESE CHARACTERS OMITTED]
              (Incorporated in Hong Kong with limited liability)


                       2002 ANNUAL RESULTS ANNOUNCEMENT


CHAIRMAN'S STATEMENT

The performance of a company depends a great deal on the CEO and his or her executive team. Instead of the usual display of achievements and grand plans, I would like to share with you, our shareholders, my management philosophy and some general principles that guide my decisions and determine the outcomes of the company's operation.

I trust people and believe in the basic decency of most people. But I do not have illusions about the imperfection of humanity. I, therefore, believe that sound governance helps reduce risks.

I have further strengthened my board by introducing two new faces, Dr. Courtis and Dr Schurtenberger. Whilst the two outgoing board members rendered invaluable services, I am confident that Dr. Courtis's insight into the global economy and Dr. Schurtenberger's insight into global politic dynamics are valuable additions that will enhance the management further. I also propose to maintain and further strengthen my International Advisory Board ("IAB") and I am happy to report that Mr. Peter Sutherland, a non-executive Chairman of BP plc and ex-Director General of WTO organization and Professor Cornelius Herkstroter, a retired Chairman of Royal Dutch/Shell plc have joined the IAB.

I believe that a good CEO works to ensure his or her company can succeed without him or her, a commonplace CEO is only concerned about current performance and a terrible CEO is prepared to promote good current performance at the expense of future performance. There are three things that I spend most of my time on: people, management system and business opportunities.

People

I spend a great deal of time on the issue of people. I am not shy about putting talented people in positions of responsibility and authority. The company continues to sponsor formal and informal training opportunities for high potential executives and managers, including the highly regarded and expensive Sloan Fellows program. Whilst this means my executives and I may have to shoulder extra work and responsibilities, we are all committed to grooming future leaders.

Management System

We made significant progress during the year in tightening internal controls and real time management reporting. I want to ensure that a comprehensive management system is in place that will not only provide management with the necessary authority to do their jobs but will also reduce the risks of whimsical decision making. While nobody can fully eliminate moral hazards, a sound control system and a responsive reporting system will minimize the risks.

Business Opportunities

We are horizontally expanding the natural gas business and vertically expanding into other E&P basins. Both strategies are meant to lengthen the company's growth horizon and position the company for an even brighter future.

We have to be able to find and extract oil and gas from more basins. Producing in offshore China is highly profitable and we certainly have an advantage there. Some suggest we should focus exclusively on where we are. Whilst I graciously welcome suggestions, I can only agree to the first half. "Focus" is something that affords us the current yield, for offshore China productions are profitable, and its exploration risk is low. However, "exclusive focus" is a curse to the company's future. Nature places a finite amount of oil and gas reserves in any one place. We, therefore, have to explore more than one place to garnish a chance to overcome nature's constrain. We cannot afford to give up this valuable strategic option.

This is an area where I do not agree with those who propose the "single focus" approach. Risk here is asymmetrical to investors and managers. Investors looking for current yield have market liquidity as the last defense so if a strategy maximizing the current yield at the expense of future gain begins to show its inevitable results they can leave. Other stakeholders do not have this luxury nor have such a short term outlook. We have to ensure the sustainability of the company and the best time to start is now, when we don't have to.

We made some very sensible acquisitions during the year. Even with a compelling strategic rationale, sound results are the outcome of prudent and shrewd execution. We took advantage of available opportunities in all three situations and were able to maximize value for our shareholders and other stakeholders.

China's natural gas demand is projected to grow substantially over the next decade. We have regulatory, market access and resource advantages in tapping this emerging business. It makes business sense to expand this part of the business. The expansion is expected to generate sustainable, incremental and sound returns. A combination of government support and business acumen has allowed us to establish a leadership position in China's coastal LNG market. We will leverage on this hard earned position to further enhance value to the company and its shareholders.

I am not a futurist so I have to report the current state of the business. While this report will give you details on operating results, I am highlighting some notable achievements during the year. The company recorded the highest production growth in its history. Firm oil prices and well-controlled costs have resulted in very strong earnings. The Board has authorized a special dividend to shareholders given the spectacular results and expected strong oil prices near term. It is my belief that shareholders of exploration and production companies, such as ours, should benefit from oil price rises and this special dividend is to reward our shareholders who have already earned a good equity return during the year.

I am both confident and humble. I am confident because I am convinced that the company is on the right track, because we have managed to create a sound exploration and production platform, because we have a solid team, because we have the support of our staff, partners and advisors, and last but not the least because we have the continued support of our shareholders. I am humble because the future always takes its own course and that requires constant vigilance and a willingness to change, because a conviction and a sound idea alone do not guarantee success in a competitive world.

May we plan for the best but be prepared for the worst.

                                                      WEI Liucheng
                                          Chairman and Chief Executive Officer
                                                   Hong Kong, 27 March 2003



CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2002
(All amounts expressed in thousands of Renminbi, except per share data)

                                                                          Notes                   2002              2001
REVENUE
   Oil and gas sales                                                        5               23,779,294        17,560,788
   Marketing revenues                                                       6                2,377,469         2,537,032
   Other income                                                                                217,052           721,737
                                                                                          ------------       -----------
                                                                                            26,373,815        20,819,557
                                                                                          ------------       -----------

EXPENSES
   Operating expenses                                                                      (3,775,334)       (2,329,130)
   Production taxes                                                                        (1,023,049)         (883,768)
   Exploration expenses                                                                    (1,318,323)       (1,039,297)
   Depreciation, depletion and amortisation                                 7              (4,019,532)       (2,566,920)
   Dismantlement                                                                             (126,139)          (90,367)
   Impairment losses related to property, plant and                                               --
      equipment                                                                                                 (99,675)
   Crude oil and product purchases                                          6              (2,326,338)       (2,453,312)
   Selling and administrative expenses                                      8              (1,006,540)         (615,389)
   Other                                                                                      (30,866)         (517,876)
                                                                                          ------------       -----------
                                                                                         (13,626,121)       (10,595,734)
                                                                                          ------------       -----------

PROFIT FROM OPERATING ACTIVITIES                                                            12,747,694        10,223,823
Interest income                                                             7                  147,870           317,706
Interest expenses                                                           9                (294,792)         (116,634)
Exchange (loss)/gain, net                                                                    (113,814)           235,409
Investment income                                                           7                  193,277           220,650
Share of profit of an associate                                                                165,387            89,963
Non-operating (loss)/income, net                                                              (71,379)            34,941
                                                                                          ------------       -----------

PROFIT BEFORE TAX                                                                           12,774,243        11,005,858
Tax                                                                                        (3,541,416)       (3,048,227)
                                                                                          ------------       -----------

NET PROFIT FROM ORDINARY ACTIVITIES
   ATTRIBUTABLE TO SHAREHOLDERS                                                              9,232,827         7,957,631
                                                                                          ============       ===========

DIVIDENDS                                                                                    1,306,740                --
   Final                                                                                       958,314           871,194
                                                                                          ------------       -----------
   Interim                                                                                   2,265,054           871,194
                                                                                          ============       ===========

EARNINGS PER SHARE
   Basic                                                                                      RMB 1.12          RMB 1.00
                                                                                          ============       ===========
   Diluted                                                                                    RMB 1.12          RMB 1.00
                                                                                          ============       ===========

DIVIDEND PER SHARE
   Final                                                                                      RMB 0.16               N/A
                                                                                          ============       ===========
   Interim                                                                                    RMB 0.12          RMB 0.11



Notes:

(All amounts expressed in thousands of Renminbi, except otherwise stated)

1.       Organisation and principal activities

         CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August, 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum.

         In the opinion of directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.       Principal accounting policies

         The audited financial statements of the Group are prepared in conformity with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP").

3.       Change in Accounting Policy

         During the year, the Group changed its method of accounting for the provision for dismantlement to comply with SSAP 28 "Provisions, contingent liabilities and contingent assets". SSAP 28 requires a provision to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and an accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

         The effect of this change in accounting policy was to increase retained earnings and property, plant and equipment, as at 1 January 2002 by RMB298,156,268 and RMB736,848,177, respectively, and to increase the provision for dismantlement and deferred tax liabilities as at 1 January 2002 by RMB310,910,651 and RMB127,781,258,
         respectively. No adjustment was made to the prior year amounts as the impact on the financial statements for the year ended 31 December 2001 was not material.

4.       Production sharing contracts

         PRC

         For production sharing contracts in the PRC, the foreign party to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

         After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

         The Group has the option to take a participating interest as mutually agreed by both participants in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

         After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners share of development costs and revenues and expenses from such operations.

         Part of the annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interests according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

         The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

         Overseas

         The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

         The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

5.       Oil and gas sales

                                                                                              2002                   2001
         Gross sales                                                                    26,086,646             19,663,251
         Royalties                                                                       (464,113)              (283,014)
         PRC government share oil                                                      (1,843,239)            (1,819,449)
                                                                                      -------------          ------------
                                                                                        23,779,294             17,560,788
                                                                                      =============          ============


6.       Marketing Profit

                                                                                              2002                   2001

         Marketing revenues                                                              2,377,469              2,537,032
         Crude oil and product purchases                                               (2,326,338)            (2,453,312)
                                                                                      -------------           ------------
                                                                                            51,131                 83,720
                                                                                      =============           ============

7.       Profit from Operating Activities

         The Group's profit from operating activities is arrived at after (crediting)/charging:

                                                                                               2002                2001

         Crediting:
         Interest income on bank deposits                                                   (147,870)           (317,706)

         Interest                                                                            (52,739)            (21,344)
         Dividends                                                                           (76,633)           (123,213)
         Realised gains on investments                                                       (26,940)            (32,297)
         Unrealised gains on investments                                                     (36,965)            (43,796)
                                                                                      ---------------          -----------

         Short-term investment income                                                       (193,277)           (220,650)
                                                                                      ---------------          -----------

         Recovery of doubtful accounts                                                             --             (4,966)

         Charging:
         Auditors' remuneration                                                                 4,500               7,452

         Staff costs
          - Wages, salaries and allowances*                                                   390,376             675,440
          - Labor costs paid to contractors*                                                  660,029                  --
          - Provision for staff and workers' bonus and welfare funds                               --              40,000
          - Pension scheme contributions                                                        7,042               6,392

         Depreciation, depletion and amortisation                                           4,032,970           2,602,799
         Less: Amount included in inventory                                                  (13,438)            (35,879)
                                                                                      ---------------          -----------
                                                                                            4,019,532           2,566,920
                                                                                      ===============          ===========

         Operating lease rentals                                                               54,157              63,260
         Loss on disposal of property, plant and equipment                                     85,202              51,333
         Repairs and maintenance                                                              521,561             457,414
         Research and development costs                                                       167,354             160,349
                                                                                      ===============          ===========


* Wages, salaries and allowances of RMB675,440,000 in 2001 included the labor costs paid to contractors.



8.       Selling and Administrative Expenses

                                                                                              2002                   2001

         Salary and staff benefits                                                         390,376                228,782
         Utility and office expenses                                                       100,502                 89,462
         Recovery of doubtful accounts                                                          --                (4,966)
         Transportation and entertainment                                                   64,319                 64,923
         Rentals and maintenance                                                            75,738                121,483
         Selling expenses                                                                   38,548                 38,069
         Other                                                                             337,057                 77,636
                                                                                      ---------------          -----------
                                                                                         1,006,540                615,389
                                                                                      ===============          ===========

9.       Interest Expense

                                                                                              2002                   2001

         Interest on bank loans which are:
             - wholly repayable within five years                                          177,156                219,045
             - not wholly repayable within five years                                           --                 81,634
         Interest expense to the parent company                                                 --                  8,415
         Interest on long-term guaranteed notes                                            215,028                     --
         Other borrowing costs                                                              12,426                  6,510
                                                                                      ---------------          -----------

         Total interest                                                                    404,610                315,604

         Less: Amount capitalised in property, plant and
         equipment                                                                        (187,714)              (198,970)
                                                                                      ---------------          -----------
                                                                                           216,896                116,634

         Other finance costs:
         Increase in discounted amount of provisions arising
            from the passage of time                                                        77,896                     --
                                                                                      --------------           -----------
                                                                                           294,792                116,634


MANAGEMENT DISCUSSION & ANALYSIS

Outlook

The global political situation remains turbulent in 2003, and investors are further cautious given the shadow of war in the Middle East, making a strong global economic growth become merely a wish. Although the international oil price level in the long-term is dependant on the fundamentals of the global economy, political and economic outbursts will definitely impact the oil price, resulting in adverse effects on the Company's development. However, as the Company mainly operates in countries in Asia Pacific, such as China and Indonesia, the political stability and economic dynamism within the region will provide the necessary opportunities for the Company to gear up its development. Meanwhile, the management will continue to remain highly alert to the Company's business environment, and will face the difficulties on the grounds of prudence and progressiveness.

After the historic production growth in 2002, the Company will consolidate and strengthen its management in 2003 to prepare for further expansions in the future. We will focus on growing our production on a low-cost basis, and adding quality reserves through explorations and opportunistic acquisitions. As a crucial component in the Company's continual growth, natural gas projects will continue to play an important role in the Company's future development.

In 2003, two oil and gas fields in coastal China will commence production, allowing the Company to achieve its pre-set production target.

Given that the Company's balanced asset portfolios, progressive and enthusiastic management team, prudent financial policies and healthy financial position have already laid a solid foundation for our production and development, the management expresses optimism over the business prospects in 2003.

Consolidated Net Profit

Our consolidated net income after tax was Rmb 9,232.8 million (US$1,115.1 million) in 2002, an increase of Rmb 1,275.2 million (US$154.0 million), or 16.0%, from Rmb 7,957.6 million in 2001.

Revenue

Our oil and gas sales for the year 2002 were Rmb 23,779.3 million (US$2,871.9 million), an increase of Rmb 6,218.5 million (US$751.0 million), or 35.4%, from Rmb 17,560.8 million in the year 2001. The increase primarily reflects the rise in our production level, as well as the increase in global crude oil prices during 2002. Of the increase in oil and gas sales, Rmb 5,417.0 million (US$654.2 million) was attributable to our increased production volume, while Rmb 801.5 million (US$96.8 million) was attributable to the rise in crude oil prices. In 2002, as a result of the commencement of production in our new oil and gas properties as well as our successful acquisition of overseas oil and gas properties, our production volume increased significantly compared to 2001. Our net production level in 2002 increased by 33% compared to the same period last year, one of the highest growth years in our history. The net crude oil and condensate production volume per day was 298,625 barrels in 2002, compared to 228,874 barrels in 2001, an increase of 69,751 barrels, or 30.5%. Our Indonesian oil and gas operations accounted for 15% of our increase in production volume. Production volume increases offshore China primarily resulted from the commencement of operations in our new oil and gas properties, including new platforms in Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1 and Wenchang 13-2. Our daily average production for natural gas in 2002 was 272.6 million cubic feet, an increase of 77.6 cubic feet, or 39.8%, from 195.0 million cubic feet in 2001. The increase was primarily attributable to our Indonesian operations. Our crude oil sales prices are determined in accordance with international crude oil prices. The average realized price for our crude oil was US$24.35 per barrel in 2002, an increase of US$1.01, or 4.3%, compared to US$23.34 per barrel in 2001. The average realized price of natural gas was US$2.98 per thousand cubic feet in 2002, a decrease of US$0.10, or 3.2%, from US$3.08 per thousand cubic feet in 2001. The decrease was due to the lower natural gas price of our Indonesian properties relative to prices in China.

Our marketing revenues in 2002 were Rmb 2,377.5 million (US$287.1 million), a decrease of Rmb 159.5 million (US$19.3 million), or 6.3%, from Rmb 2,537.0 million in 2001.

Our other income, reported on a net basis in 2002, was Rmb 217.1 million (US$26.2 million) and consisted primarily of project management and handling fees. This was at a similar level to 2001. In

2001, our other income on a net basis was Rmb 203.8 million, which was derived from our other income of Rmb 721.7 million less corresponding costs of Rmb
517.9 million in other expenses.

EXPENSES

Operating expenses

Our operating expenses were Rmb 3,775.3 million (US$456.0 million) in 2002, an increase of Rmb 1,446.2 million (US$174.7 million), or 62.1%, from Rmb 2,329.1 million in 2001. The increase primarily resulted from operating expenses in connection with the Indonesian oil and gas properties and the commencement of operations in new properties offshore China. The operating expenses for the Indonesian oil and gas properties were Rmb 1,237.8 million (US$149.5 million) in 2002. On a unit of production basis, operating expenses were Rmb 30.3 (US$3.66) per BOE in 2002, which were higher than operating expenses of Rmb
24.9 (US$3.01) per BOE in 2001. The increase was largely attributable to the higher operating expenses on a unit of production basis for the Indonesian oil and gas properties, resulting from the different fiscal regime applicable to Indonesia. Our operating expenses excluding Indonesia in 2002 were Rmb 23.6 (US$2.85) per BOE.

Production taxes

Our production taxes for the year 2002 were Rmb 1,023.0 million (US$123.6 million), an increase of 15.8%, or Rmb 139.2 million (US$16.8 million) from Rmb 883.8 million in 2001. The increase was due to increase in oil and gas sales in 2002.

Exploration costs

Our exploration costs for the year 2002 were Rmb 1,318.3 million (US$159.2 million), an increase of Rmb 279.0 million (US$33.7 million), or 26.8%, from Rmb 1,039.3 million in 2001. The increase primarily resulted from a higher volume of exploration activities.

Depreciation, depletion and amortisation expenses

Our depreciation, depletion and amortisation expenses for 2002 were Rmb 4,019.5 million (US$485.4 million), an increase of Rmb 1,452.6 million (US$175.4 million), or 56.6%, from Rmb 2,566.9 million in 2001. On a unit of production basis, depreciation, depletion and amortisation expenses for the year 2002 were Rmb 32.3 (US$3.90) per BOE, an increase of 17.5% compared to Rmb 27.5 (US$3.32) per BOE in 2001. The primary reason for the increase was the newly acquired Indonesian oil and gas properties, and the commencement of production at new oil and gas properties offshore China.

Dismantlement

Our dismantlement costs for the year 2002 was Rmb 126.1 million (US$15.2 million), an increase of Rmb 35.7 million (US$4.3 million), or 39.5%, from Rmb
90.4 million in 2001. The increase was primarily due to an upward revision of the estimated dismantlement costs and the commencement of production at new oil and gas properties offshore China.

Impairment losses

There were no impairment losses related to oil and gas properties in 2002.

Crude oil and product purchase

Our crude oil and product purchases for the year 2002 were Rmb 2,326.3 million (US$281.0 million), a decrease of Rmb 127.0 million (US$15.3 million), or 5.2%, from Rmb 2,453.3 million in 2001. We handle crude oil sales in China for our foreign partners. Upon their request, we purchase their share of crude oil for resale in China, since we are one of the only three companies authorised to market and sell crude oil in the PRC. We do not have control over our foreign partners' decisions regarding the sale of their share of production, and therefore have no control over the volume that we may be asked to handle in any particular period.

Selling and administrative expenses

Our selling and administrative expenses for the year 2002 were Rmb 1,006.5 million (US$121.6 million), an increase of Rmb 391.1 million (US$47.2 million), or 63.6%, from Rmb 615.4 million in 2001. On a unit of production basis, selling and administrative expenses were Rmb 8.1 (US$0.98) per BOE in 2002, an increase of 22.7% from Rmb 6.6 (US$0.80) per BOE in 2001. The primary reason for the increase was the Rmb 272.1 million (US$32.9 million) selling and administrative expenses incurred in connection with the acquisition of Indonesian oil and gas properties and the commencement of production at the new oil and gas properties offshore China. Our selling and administrative expenses excluding Indonesia in 2002 were Rmb 6.82 (US$0.82) per BOE.

Net interest expense/income

Our net interest expense for 2002 was Rmb 146.9 million (US$17.7 million), an increase of Rmb 348.0 million (US$42.0 million) from a net interest income of Rmb 201.1 million in 2001. This increase was primarily due to interest expense associated with US$500 million long-term guaranteed notes in 2002, which led to an increase in interest expense of Rmb 135.0 million (US$17.5 million) record in the income statement. Further, the net interest expenses recognised under SSAP 28, which we adopted in 2002, relating to provision for dismantlement was Rmb 77.9 million (US$9.4 million).

Exchange Gain/Loss, net

Our exchange loss for 2002 was Rmb 113.8 million (US$13.7 million) compared with an exchange gain of Rmb 235.4 million in 2001. The decrease was partly attributable to exchange rate fluctuations related to our yen-denominated loans in 2002. On 27 December, 2002, we prepaid a sum of JPY 21,162 million in yen-denominated loans, after which our outstanding yen-denominated loans were JPY 1,357 million. Since the outstanding amount of our yen-denominated loans is hedged using foreign currency swaps, we do not expect similar exchange gains or losses in the future.

Investment Income

Our investment income for 2002 was Rmb 193.3 million (US$23.3 million), a decrease of Rmb 27.4 million (US$3.3 million) or 12.4% from Rmb 220.7 million in 2001. The decrease was primarily due to a decline in short-term interest rates in 2002.

Share of profit of an associate

Our share of profit of an associate for the year 2002 was Rmb 165.4 million (US$20.0 million), an increase of Rmb 75.4 million (US$9.1 million), or 83.8%, from Rmb 90.0 million in 2001. This item reflected our share of profit generated by Shanghai Petroleum and Natural Gas Company Limited, our associated company. This company experienced a decrease in its amortisation cost resulting from an increase in exploitable reserves.

Non-operating loss/gain, net

Our non-operating loss for the year 2002 was Rmb 71.4 million (US$8.6 million), a decrease of Rmb 106.3 million (US$12.8 million) from non-operating profit of Rmb 34.9 million in 2001, primarily due to the losses incurred in the disposal of certain assets in 2002.

Tax

Our taxation for the year 2002 was Rmb 3,541.4 million (US$427.7 million), an increase of Rmb 493.2 million (US$59.6 million) or 16.2% from Rmb 3,048.2 million in 2001. The primary reason for the increase was the increase in profit before tax. The effective tax rate for both 2002 and 2001 was 27.7%.

Cash generated from operations

Cash generated from operations in 2002 amounted to Rmb 17,262.0 million (US$2,084.8 million), an increase of Rmb 3,237.0 million (US$390.9. million), or 23.1%, from Rmb 14,025.0 million in 2001. In addition to an increase in profit before tax of Rmb 1,768.4 million (US$213.6 million), the increase in cash generated from operations was also due in part to an increase in net interest expenses of Rmb 348.0 million (US$42.0 million), an increase in net exchange loss of Rmb 375.1 million (US$45.3 million), an increase in depreciation, depletion and amortisation expenses of Rmb 1,452.6 million (US$175.4 million), an increase in dismantlement costs of Rmb 35.7 million (US$4.3 million) and a decrease in short-term investment income and amortisation of premium of long-term guaranteed notes of Rmb 33.5 million (US$4.0 million).

The increase was partially offset by our share income of an associate Rmb 75.4 million (US$9.1 million) growth, a decrease in provision for impairment of property, plant and equipment of Rmb 99.7 million (US$12.0 million) and a decrease in loss on disposals and write off of property, plant and equipment of Rmb 19.0 million (US$2.3 million).

In addition, operating cash flow was adversely affected by an increase in current liabilities from operating activities of Rmb 500.8 million (US$60.5 million), and a simultaneous increase in current assets excluding cash and bank balances of Rmb 504.7 million (US$61.0 million).

Capital Expenditures and Investments

In line with our use of the successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures. Total capital expenditures were Rmb 11,566.9 million (US$1,397.0 million) in 2002, an increase of Rmb 7,224.3 million (US$872.5 million), or 166.4%, from Rmb 4,342.6 million in 2001. The capital expenditure in 2002 included Rmb 585.6 million (US$70.7 million) for capitalised exploration activities, Rmb 6,247.1 million (US$754.5 million) for development activities, and Rmb 4,734.2 million (US$571.8 million) for acquiring Indonesian oil and gas properties. Our development expenditures in 2002 related principally to the development of Suizhong 36-1 (Phase II), Qinhuangdao 32-6, Wenchang 13-1, Wenchang 13-2, Penglai 19-3 and Panyu 4-2/5-1.

Financing Activities

We had net cash outflows from financing activities of Rmb 1,428.1 million (US$172.5 million) in 2002, resulting primarily from our repayment of Rmb 3,367.3 million (US$406.7 million) in bank loans and dividend distributions of Rmb 2,265.1 million (US$273.6 million). This cash outflow was offset by cash inflow of Rmb 4,059.3 million (US$490.3 million) resulting from our March 2002 offering of US$500 million in 6.375% guaranteed notes due 2012.

The following table summarises the maturities of our long-term debt outstanding as of 31 December, 2002.

                                                                  Debt maturities principal only
                                                      Original currency                      Total Rmb         Total USD
Due by 31 December,                          US$             JPY              Rmb           equivalents       equivalents
                                                                 (in millions, except percentages)
2003                                           31.4          271.5              18.9            297.5               35.9
2004-2006                                     100.0          814.4              38.4            922.4              111.4
2007-2008                                      --            271.5              --               18.7                2.3
2009 and beyond                               500.0           --                --            4,140.0              500.0
Total                                         631.4        1,357.4              57.3          5,378.6              649.6
Percentage of total debt                       97.2%           1.7%              1.1%           100.0%             100.0%


Market Risks

Our market risk exposures primarily consists of fluctuations in oil and gas prices, exchange rates and interest rates.

Commodity price risk: We are exposed to fluctuations in prices of crude oil and natural gas, which are commodities whose prices are determined by reference to international market prices. International oil and gas prices are volatile and this volatility has a significant effect on our net sales and net income. We do not hedge market risk resulting from fluctuations in oil and gas prices.

Currency risk: Our foreign exchange exposure gives rise to market risk associated with exchange rate movements.

Substantially all of our oil and gas sales are denominated in Renminbi and U.S. dollars. In the last nine years, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stable of the Renminbi. Our domestic oil and gas prices are quoted in U.S. dollars based on international U.S. dollar oil prices we are therefore naturally able to offset Renminbi exchange rate risk. Our major foreign currency risk arises from our Japanese yen-denominated loans. We manage our yen-denominated loans in response to market changes.

In early 2002, the yen depreciated sharply against the U.S. dollar. At the time, a majority of our yen-denominated loans was still outstanding. However, because we and our auditors at that time, Arthur Andersen, were concerned about US GAAP FAS 133's disclosure risk in respect of structured swaps, we missed an opportunity to take advantage of the depreciation in the yen. In December 2002, we prepaid JPY 21,162 million in yen-denominated loans. Currently, since the outstanding amount of our yen loans is hedged against foreign currency swaps, we do not expect similar exchange gains or losses in the future.

Interest rate risk: On 1 January, 2002, our floating rate foreign currency debt was US$142.3 million. On 31 December, 2002, that figure had fallen to US$31.4 million, accounting for 4.9% of total foreign currency denominated debt. On 1 January, 2002, our fixed rate foreign currency debt was US$311.0 million. As a result of our offering of US$500 million guaranteed notes in 2002, our fixed rate foreign currency debt rose to US$603.0 million by 31 December, 2002, accounting for 93.8% of our total foreign currency denominated debt. On 3 January, 2003, we repaid our outstanding floating rate foreign currency debt. Therefore all of our foreign currency debt is fixed rate debt. We think our projects can afford the interest expenses despite the market interest rate dropped obviously in last year.

Significant Investments

We had a strategy to make strategic investments in related natural gas business. In September 2002, we entered into an agreement with BP to acquire a 12.5% interest in the Tangguh LNG Project in Indonesia for approximately US$275 million. In October 2002, we entered into an agreement with the North West Shelf Venture partners to acquire an interest of up to 5.56% in the Australian North West Shelf Gas Project titles and to assume a 25% interest in a LNG joint venture to be established. The acquisition of the interest in the Tangguh Project was completed in February 2003 and effective as of 1 January 2003. In March 2003, we entered into an agreement with BG International Limited to acquire an 8.33% interest in the North Caspian Sea Project in Kazakhstan for US$615 million, subject to certain adjustments. Completion of the acquisition is subject to the satisfaction of a number of conditions including the waiver of certain pre-emption rights by the existing partners and receipt of govermental approvals.

Material Acquisitions

During the financial year ended December 31, 2002, we acquired nine subsidiaries of Repsol YPF, S.A. which held a portfolio of operated and non-operated interests in oil and gas production sharing and technical assistance contracts in contract areas located offshore and onshore Indonesia. The aggregate consideration for the acquisition was a net cash consideration of US$566 million after adjustments.

Employees

We have 2,047 employees at the end of 2002. With a view to ensuring that our compensation packages are competitive in the industry and our employees are motivated to perform well in their jobs, we have adopted a flexible and efficient human resources policy.

We have adopted three stock option schemes for our senior management since 4 February 2001 and granted options under each of the schemes. In 2002, we have improved our human resources management system by establishing through the Internet an employee performance evaluation system and a recruitment system. We focused on customized and effective training for our employees and conducted 388 training courses in various areas in 2002, which were attended by more than 8,482 people.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

Effects on net profit and net equity of differences between Hong Kong GAAP and US GAAP are summarized below:


(All amounts expressed in thousands of Renminbi, except per share data)

Net profit

                                                                                              2002                   2001
As reported under Hong Kong GAAP                                                        9,232,827               7,957,631
Impact of US GAAP adjustments:
    - Reversal of additional depreciation, depletion and
      amortisation arising from the revaluation surplus on land
      and buildings                                                                         9,156                  9,156
    - Unrealised holding gains from available-for-sale marketable
      securities                                                                          (36,965)               (43,796)
    - Realised holding gains from available-for-sale
      marketable securities                                                                26,940                      --
    - Additional dismantlement based on unit-of-production
      method                                                                             (197,079)                     --
    - Impact of income tax                                                                 59,124                      --
    - Recognition of stock compensation cost                                               (5,632)                (2,755)
                                                                                      ------------          -------------

As restated under US GAAP                                                               9,088,371              7,920,236
                                                                                      ============          =============

Net income per share under US GAAP
-   Basic                                                                                RMB 1.11               RMB 1.00
                                                                                      ============          =============
-   Diluted                                                                              RMB 1.11               RMB 1.00
                                                                                      ============          =============

Net equity
                                                                                              2002                   2001

As reported under Hong Kong GAAP                                                        40,568,488             33,310,506
Impact of US GAAP adjustments:
    - Reversal of revaluation surplus on land and buildings                               (274,671)              (274,671)
    - Reversal of additional accumulated depreciation, depletion and amortisation charges arising from the revaluation surplus on land
      and buildings                                                                         25,895                 16,739
    - Cumulative adjustment for provision for dismantlement                               (436,112)                    --
                                                                                      -------------          -------------

As restated under US GAAP                                                               39,883,600             33,052,574
                                                                                      =============          =============

(i)      Revaluation of land and buildings

         The Group revalued certain land and buildings on 31 August, 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation is based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2002 was approximately RMB9,156,000 (2001:
         RMB9,156,000). Under US GAAP, property, plant and equipment is required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation is recognised under US GAAP.

(ii)     Short-term investments

         According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from current period earnings and included in other comprehensive income.

(iii)    Provision for dismantlement

         HK GAAP require the provision of dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised. However, under US GAAP, the provisions of dismantlement are provided on a unit-of-production basis over field lives, there is no corresponding tangible fixed asset.

DIVIDENDS

The Board of Directors recommends the payment of a final dividend of HK$0.15 per share for the year ended 31 December 2002 and a special cash dividend of HK$0.15 per share to shareholders whose names appear on the Register of Members of the Company on 29 May 2003. These, together with the interim dividend of HK$0.11 per share, give a total of HK$0.41 per share for the year. The proposed dividends are expected to be paid on 30 May 2003 following the approval at the Annual General Meeting of the Company.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 23 May 2003 (Friday) to 29 May 2003 (Thursday) (both dates inclusive). In order to qualify for the dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 22 May 2003 (Thursday).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report in Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and the Company's other filings with the SEC.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on the website of the Stock Exchange in due course.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                 CNOOC Limited


                                                 By:  /s/ Cao Yunshi
                                                    ------------------------
                                                    Name: Cao Yunshi
                                                    Title:  Company Secretary

Dated: April 4, 2003